Filed by Shire plc

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: Baxalta Incorporated

Commission File No. 001-36782

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning our proposed business combination with Baxalta Incorporated (“Baxalta”) and the timing and financial and strategic benefits thereof, our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of the combined company, the combined company’s future strategy, plans, objectives, expectations and intentions, the anticipated timing of clinical trials and approvals for, and the commercial potential of, inline or pipeline products are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•                  the proposed combination with Baxalta may not be completed due to a failure to satisfy certain closing conditions, including any shareholder or regulatory approvals or the receipt of applicable tax opinions;

•                  the businesses may not be integrated successfully, such integration may be more difficult, time-consuming or costly than expected, or the expected benefits of the transaction may not be realized;

•                  disruption from the proposed transaction may make it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•                  the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”) and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter, including those related to transition, manufacturing and supply services and tax matters;

•                  the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta may adversely affect the combined company’s financial condition and results of operations;

•                  Shire may not complete its proposed acquisition of Dyax Corp. (“Dyax”) due to the occurrence of an event, change or other circumstances that gives rise to the termination of the relevant merger agreement or the failure to satisfy certain closing conditions, including the Dyax shareholder approval;

•                  products and product candidates may not achieve commercial success;

•                  product sales from ADDERALL XR and INTUNIV are subject to generic competition;

•                  the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the combined company’s products may affect future revenues, financial condition and results of operations, particularly if there is pressure on pricing of products to treat rare diseases;

•                  supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitors; regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•                  the successful development of products in various stages of research and development is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

1

•                  the actions of certain customers could affect the combined company’s ability to sell or market products profitably, and fluctuations in buying or distribution patterns by such customers can adversely affect the combined company’s revenues, financial condition or results of operations;

•                  investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the combined company’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•                  adverse outcomes in legal matters and other disputes, including the combined company’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect the combined company’s ability to attract and/or retain the highly skilled personnel needed to meet its strategic objectives;

•                  failure to achieve the strategic objectives with respect to Shire’s acquisition of NPS Pharmaceuticals Inc. or Dyax may adversely affect the combined company’s financial condition and results of operations;

•                  the combined company will be dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  the combined company may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners;

•                  difficulties in integrating Dyax or Baxalta into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all; and

other risks and uncertainties detailed from time to time in Shire’s,  Dyax’s or Baxalta’s filings with the Securities and Exchange Commission (“SEC”), including those risks outlined in Baxalta’s current Registration Statement on Form S-1, as amended, and in “Item 1A: Risk Factors” in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination will be submitted to Shire’s and Baxalta’s shareholders for their consideration and approval. In connection with the proposed combination, Shire and Baxalta will file relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that will include a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Shire and/or Baxalta may file with the SEC or the FCA in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT,PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR WHEN THEY BECOME AVAILABLE BECAUSE THEY

WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.  Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kayklandone@baxalta.com or (224) 948-3371.

The statements in this presentation are Shire’s statements and not those of Baxalta or any third party.

Certain Information Regarding Participants

Shire, Baxalta and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. You can find information about Baxalta’s directors and executive officers in Baxalta’s registration statement on Form S-1, which was filed with the SEC on September 1, 2015.Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire or Baxalta as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Trademarks

Shire owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Shire owns or has the rights to use that are referenced in this communication include: ADDERALL XR, CINRYZE, ELAPRASE, FIRAZYR, GATTEX/REVESTIVE, INTUNIV, LIALDA, NATPARA, REPLAGAL, PENTASA, VPRIV, VYVANSE and XAGRID.  Baxalta states that it owns or has the right to use certain trademarks referenced in this communication, including: ADVATE, ADYNOVATE, ARALAST, FEIBA, FLEXBUMIN, GAMMAGARD, GAMMAGARD LIQUID, GLASSIA, HYQVIA, OBIZUR, ONCASPAR, ONIVYDE, RECOMBINATE, RIXUBIS and SUBCUVIA, which may be registered or used in the United States and other jurisdictions.

Basis of Forecasts

The Shire forecasts included herein are derived from Shire’s Long Range Plan (the “LRP”) and Shire papers subsequently produced as part of the business planning process.  Shire produces a long range plan annually. The LRP was updated in March 2015, as part of Shire’s annual planning cycle, and was reviewed by the Board in April 2015.  This LRP was subsequently adjusted to reflect revised expectations for SHP625 following trial results in the second quarter of 2015, the Dyax acquisition and other updates for 2015 actual performance.

The forecast product sales in this announcement are consistent with the LRP, which is at constant exchange rates, and reflects net sales for each product and key line extensions currently identified as in Phase III, Phase II and those in Phase I included in the LRP as launching before the end of 2020.

The forecast product sales included in the LRP are risk-adjusted to reflect Shire’s assessment of the individual probability of launch of products in development, and the probability of success in further life cycle management trials.  Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

For each pharmaceutical product, there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling.  In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain.  As a result, the actual net sales achieved by a product over its commercial life will be different, perhaps materially so, from the risk adjusted net sales figures in this announcement and should be considered in this light.

The forecast product sales for Baxalta included in this communication have been stated on a constant currency and risk adjusted basis.

Shire to combine with Baxalta conference call transcript

JANUARY 11, 2016 / 8:30AM EST / 2:30PM GMT

Participants

Matthew Osborne, Shire plc - IR

Flemming Ornskov, Shire plc - CEO

Jeff Poulton, Shire plc - CFO

Mark Enyedy, Shire plc - Head of Corporate Development

Ludwig Hantson, Baxalta Incorporated - CEO

Brian Goff, Baxalta Incorporated - Head of Hematology

Conference Call Participants

Jason Gerberry, Leerink Partners - Analyst

Graham Parry, BofA Merrill Lynch - Analyst

Ken Cacciatore, Cowen - Analyst

Jo Walton, Credit Suisse - Analyst

David Steinberg, Jefferies - Analyst

Keyur Parekh, Goldman Sachs - Analyst

James Gordon, JPMorgan — Analyst

Presentation

Operator

Hello, and welcome to the Shire to combine with Baxalta presentation.

Operator Instructions

Just to remind you, the conference call is being recorded. Today, I’m pleased to present Matthew Osborne. Please begin your meeting.

Matthew Osborne

Good morning and good afternoon, everyone. Thank you for joining us to discuss the combination we announced earlier today to create the global leader in rare diseases. You should have received our press release and can view the presentation via the link on Shire’s website. For those not able to view the webcast, slides that accompany today’s call are located on the Presentations and Webcasts page of Shire’s corporate website, at shire.com.

Our speakers today are Chief Executive Officer Dr. Flemming Ornskov and Chief Financial Officer Jeff Poulton. Following the conclusion of this call, we will be joined for Q&A by Baxalta’s President and CEO, Ludwig Hansen; and Brian Goff, Head of Hematology; along with Shire’s Head of Corporate Development, Mark Enyedy.

Before we begin, I would refer you to slides 2 and 3 of our presentation and remind you that any statements made during this call which are not historical statements will be forward-looking statements and, as such, will be subject to risks and uncertainties which, if they materialize, could materially affect our results. The forward-looking statements in this presentation speak only as of today and we undertake no obligation to update or revise any of these statements.

Additional information regarding these factors appears in Part 1, Item 1A, Risk Factors, in our annual report on Form 10-K for the year ended December 31, 2014 that is filed with the Securities and Exchange Commission, as well as Baxalta’s filings with the SEC. Slides 2 and 3 provide information about the forward-looking statements made during this presentation.

During this conference call, in order to provide greater transparency regarding our expectations for the potential financial performance of the combined entity, we may refer to certain non-GAAP financial measures that involve adjustments to GAAP results. Any non-GAAP financial measures presented should not be considered to be an alternative to financial measures required by GAAP, should not be considered measures of liquidity, and may not be comparable to non-GAAP financial measures provided by other companies. Please refer to the appendix to the investor presentation and the materials we have posted on the website for more information about the non-GAAP financial measures referenced on this call.

Following our presentation today, we will also open up the call to your questions. We ask that you ask only one to two questions so that everyone has a chance to participate. We will also be available to follow up with you after the call.

I will now hand the presentation over to Flemming.

Flemming Ornskov

Thank you, Matt, and hello, everyone. It’s good to be with you on this momentous day in Shire’s history. This morning, I’d like to take the opportunity to give you a deeper understanding of our proposed combination with Baxalta, a highly strategic transaction that will create the number one company in rare diseases.

To provide you with a brief overview of this transaction, the combination will be structured as a merger, providing consideration of $18 in cash and 0.0482 Shire ADS per Baxalta share.(sic-see presentations slides ï¿½0.1482ï¿½) Based on Shire’s closing ADS price on January 8 of this year, this implies a total current value of $45.57 per Baxalta share. This represents an aggregate consideration of approximately $32 billion. The exchange ratio is based on Shire’s 30-day trading volume weighted average ADS price of $199.03 as of January 8 this year, which implies a total value of $47.50 per Baxalta share.

We expect that the combination will create significant shareholder value for both companies. This is perhaps best exemplified through multiple billion-dollar franchises, each with best-in-class products. The combination is expected to generate over $500 million in operating cost synergies, with additional revenues synergies and a combined non-GAAP effective tax rate of 16% to 17% by 2017.

We expect to accelerate our growth through our combined capabilities and a global infrastructure. This will include a best-of-both commercial model and a presence in over 100 global markets. Additionally, this transaction is anticipated to be accretive to non-GAAP diluted earnings per share in 2017, the first full calendar year of ownership, and beyond, and to deliver an attractive return of invested capital exceeding our cost of capital in 2020. We will provide additional details around the financial benefits of the combination later in this presentation. The transaction has been approved by the Boards of both companies and is expected to close by mid-2016.

Moving to slide 5. Since I joined Shire in 2013, we have pursued a path to become the leading global biotechnology company focused on rare diseases and other specialty conditions. This combination will enable us to realize that mission. Over the past few months, we’ve conducted diligence; and I’m excited to say, the more we’ve seen, the more we’ve been impressed by Baxalta’s business and its fit with Shire. I’ve been equally impressed with the talented people across the organization, from manufacturing to sales to R&D and to many other functions.

The combined company will be the category leader in rare diseases and a number one position, based on both revenue and on pipeline. Together, we expect that Shire and Baxalta will generate double-digit top line growth, with revenues projected to exceed $20 billion by 2020. Importantly, following the close of this transaction, 65% of total annual revenues will come from rare diseases.

The combined company will also bring durable therapeutic area leadership across diverse, high-value franchises, including best-in-class positions in both hematology and immunology. At the same time, we are expanding our already impressive rare diseases pipeline.

Together, we will have more than 60 programs in development, of which over 50 address rare diseases. We expect to launch over 30 products from this pipeline by 2020, contributing a projected $5 billion in annual new product revenue by 2020. The $5 billion includes both recently approved products and those subject to regulatory approval.

As I noted on the previous slide, we believe that the financial benefits of this transaction are compelling for both Shire and for Baxalta shareholders. Obviously, deals of this size take time, and as an experienced and a disciplined acquirer, we took the time to get this right. In particular, Shire has conducted additional tax diligence; and based on this diligence, Shire and its tax advisors have concluded that a merger with a proposed cash consideration of $18 per Baxalta shared will maintain the tax-free status of the Baxalta spin-off from Baxter.

Lastly, we have benefit from the support of Shire’s Board of Directors. The Board has provided ongoing counsel and has reviewed the transaction on multiple occasions. Both the Board and Shire’s management are even more excited today by the potential of this combination to create a sustainable platform for future innovation, future growth, and value creation.

Let’s now turn to slide number 6. Over the last five years — three years — we have generate improved patient outcomes and superior shareholder returns by executing a strategy focused on four core elements, growth, innovation, efficiency, and people. The combination with Baxalta enhances and expands each of these elements.

Firstly, Shire’s committed to delivering long-term top and bottom line growth. Our combination with Baxalta will enhance and deepen our leadership in several key therapeutic areas by growing our commercial capabilities, our global reach, and our product portfolio.

Secondly, we seek to innovate by building on our existing expertise to grow our product pipeline in both our core and in adjacent therapeutic areas. Through this transaction, we will lever the combined Shire-Baxalta R&D capabilities and improve scale to continue to develop and deliver new and innovative products.

We have worked continually to improve our profitability through a lean infrastructure and efficient operations, which has led to impressive results. For example, in the two-year period from 2012 to 2014, we improved EBITDA by 12 percentage points. We will talk about synergies in greater detail later in today’s presentation, but we are confident in our capability to drive profitability across the entire combined Company.

Finally, we pride ourselves on maintaining a high-performance culture that consists of talented people who are passionate about helping patients. The combination will foster an entrepreneurial patient-focused culture, while retaining the best of both companies in terms of talent and practices.

Let’s now move on to slide number 7. Through this combination, we will become the leader in rare diseases, both in terms of pipeline and revenue. Our combined rare disease portfolio would comprise over 20 leading brands and a robust pipeline of planned new product launches, which I will discuss in more detail in the coming slides. With an expanded portfolio in rare diseases, we become the clear partner of choice for companies seeking to develop and commercialize innovative medicines for rare diseases.

Turning to slide number 8. Let’s now take a look at some of the leading franchises and brands in this combined portfolio. The combined company will be a leader in each of these therapeutic areas, hematology, immunology, neuroscience, lysosomal storage diseases, gastrointestinal and endocrine, and hereditary angioedema. The combined company will also possess a growing franchise in oncology, with multiple approved products and innovative compounds in development.

We’re also developing an innovative portfolio in opthalmics and are committed to leadership in this area of high unmet need. In sum, the combination will provide multiple billion-dollar franchises, each with best-in-class products and a platform for sustainable innovation, sustainable growth and value creation.

Please now turn to slide number 9. As you can see, we are combining two strong companies. Our businesses each generate approximately $6 billion in annual revenues. Together, the Company is projected to grow at a combined double-digit compound annual growth rate through 2020, leading to $20 billion in revenue by 2020.

The addition of Baxalta’s rare disease products will also increase Shire’s proportion of revenue from rare diseases from 45% to approximately 65% in the combined company. Our existing portfolio of best-in-class products, which I discussed in the previous slide, will further drive our growth.

Let’s go to slide number 10. Slide number 10 demonstrates Baxalta’s clear market leadership across hematology and hemophilia. In particular, I’d like to highlight the incredible strong nature of Baxalta’s market-leading hemophilia business, with an estimated 40% position in the total hemophilia market. This is more than double the share of Baxalta’s closest competitors.

As you will see on the next slide, slide 11, hemophilia is an attractive market to which Baxalta brings life transforming therapies in a closed network of physicians. This, of course, fits well with Shire’s rare disease expertise, Shire’s track record, and Shire’s capabilities. The hemophilia market is large and heterogeneous, characterized by a high degree of brand loyalty.

We continue to see substantial growth opportunities for the hemophilia market, exemplified by a 5.5% compound annual growth rate projection between 2015 and 2020. Market growth is driven by innovation, improved diagnosis and access, particularly in emerging markets, and increasing adoption of prophylaxis. Treatment regiments are also becoming increasingly individualized, providing patients with more choices and additional benefit from new products.

Moving to slide number 12. As you can see, Baxalta is well-positioned for sustained leadership in hemophilia. It has developed current standards of care for hemophilia, possesses near-term growth drivers, and is developing next generation hemophilia products.

Baxalta is the market leader with the current standards of care. For instance, ADVATE, a recombinant factor A treatment for hemophilia A hasn’t excellent long-term track record of safety and efficacy and strong brand loyalty. It commands an impressive 50% market share advantage over the nearest competitor and has proven durable in the face of recent competition.

Baxalta is also building on its hemophilia leadership with near-term growth drivers. ADYNOVATE is an extended circulating half-life recombinant factor A treatment for hemophilia A which is built on ADVATE. This creates a unique opportunity for Baxalta to potentially transition those patients who know and trust ADVATE but seek a longer acting therapy.

Lastly, Baxalta is also developing next generation therapies, as the market evolves and it seeks to further extend its franchise leadership. This includes gene therapy products. It is worth noting that brand loyalty is extremely high in this area. As such, we believe the transition to newer therapies will be gradual and segmented, rather than sudden and uniform.

I was confident in the strength of this portfolio when we first made an offer for Baxalta in July, and that confidence has only grown as we’ve done our due diligence. Baxalta has the largest, most diverse and differentiated portfolio of products in the hemophilia space, and they are well-positioned as the market evolves.

Turning to slide number 13. Baxalta is using its leadership and hemophilia as a platform for entering the broader hematology and hem onc therapeutic area. We see this approach as offering opportunities to further expand our pipeline and our portfolio.

Moving to slide 14. Baxalta’s broad immunoglobulin business is underpinned by its breadth, its established position, and its focus on innovation. The Company currently possesses a leading positions in immunoglobulin, with the broadest portfolio in the industry.

We are particularly excited about HYQVIA, which was launched during the fourth quarter of 2014 and has seen strong initial US uptake. This next generation product is the only once monthly subcutaneous immunoglobulin treatment, which sets this apart as a best-in-class immunoglobulin product.

Turning to slide 15. I know many of you have seen this slide before, but it demonstrates the incredible strength of our combined rare disease pipeline across all development stages. It bears repeating that the combined company will have 60 programs in development, with over 50 of these addressing rare diseases. This is the largest pipeline of rare disease programs in the industry, and there’s a good mix of early, mid and late stage projects between our two companies. As you can see on this slide, the pipeline features over 20 products in or soon entering Phase III trials in 2016.

Let’s go to slide 16. I would like to quickly outline some recent events and upcoming milestones. Over the past several months, as our Companies have been engaged in discussion, Baxalta has continued to make excellent progress in the market. It is great to see three products receive regulatory approval in just the past three months, ADYNOVATE, which I described earlier, VYVANSE, the first and only recombinant treatment for adults living with funvilovant disease, and OVISTOR, a recombinant DNA derived anti-hemophilia factor indicated for the treatment of bleeding disorders in adults with acquired hemophilia A.

As I noted before, we expect over 30 launches, which include these recent approvals from the pipeline by 2020 contributing to our anticipated $5 billion in annual new product revenue. And looking forward, there are a number of anticipated forthcoming approvals. In addition to our intended refiling of Lifitegrast for dry eye disease in the first quarter of this year, we anticipate US approval of HYQVIA and Pacritinib, the latter of which is a kinase inhibitor that is designed to treat myelofibrosis, a rare bone marrow malignancy. We also expect EU approval of HYQVIA and ONIVYDE, the latter of which is a treatment for metestatic adino carcinoma of the pancreas of a disease progression following gemfatovine based therapy.

There are also a number of expected clinical file milestones. In 2016 alone, nine Phase III trials are expected to start. These include the Phase III trial for DX2930 in hereditary angioedema, the fast lived product in our recently approved but not yet closed acquisition of Dyax, and BAX335, an investigational Factor IX gene therapy treatment for hemophilia B, as well as additional indications for HYQVIA. In addition to these Phase III trials, we have a number of key data catalysts ahead in 2016, including Phase II data for SHP607, the retinopathy prematurity product, and SHP465, for adult ADHD.

Let’s now go to slide 17. This combination will create an industry-leading platform with significant opportunity for future growth. Together, the combined company will possess a number of capabilities, including world-class manufacturing, a global commercial infrastructure with a targeted, high touch, go-to-market model, and specialized research and development expertise.

As I mentioned prior to this, the more I’ve seen of Baxalta, the more I and we have impressed with their capabilities, their people, and their portfolio. Now, I’d like to turn it over to Jeff Poulton, Shire’s CFO, who is going to walk through the value creation highlights of this great combination. Jeff?

Jeff Poulton

Thanks, Flemming. Slide 18 outlines why this is such a compelling transaction for our combined shareholders. Shire has always been committed to shareholder value creation, and here you can see a summary of the attractive financial profile anticipated for this transaction on the left. This includes a strong top line pro forma growth profile; significant synergy opportunities; accretion to non-GAAP EPS in 2017, the first calendar year of ownership and beyond; and significant operating cash flow driving an attractive return on invested capital. On the right, we have summarized a number of the key value drivers that underpin this attractive profile.

On slide 19, I will provide more specific detail on the compelling financial profile resulting from this transaction. As we have previously indicated, we expect to deliver strong double-digit top line growth on a go forward combined basis. The transaction is expected to be accretive to non-GAAP diluted EPS in 2017, the first full calendar year of ownership, and beyond, with accretion reaching the mid to high single-digit range by 2019. Additionally, the combined company is expected to generate an annual operating cash flow of $6 billion beginning in 2018, underpinning an attractive return on invested capital that will exceed Shire’s cost of capital in 2020.

As Fleming has indicated, the consideration to Baxalta’s shareholders includes $18 in cash per share. When we initially announced our interest in Baxalta in August, we had proposed an all equity offer with a subsequent significant two-year share buyback to inject cash into the deal in order to minimize any risk associated with the tax-free spin of Baxalta from Baxter.

Since that original announcement in August, we have had the opportunity to conduct additional tax due diligence. Based on this diligence, we have concluded, along with our tax advisor, that a merger with the proposed cash consideration of $18 per Baxalta share will maintain the tax-free status of Baxalta’s spin-off from Baxter.

To meet the cash requirements of the transaction, we have secured an $18 billion fully underwritten bank facility. The new bank facility has a one-year term, with a one-year extension available at Shire’s option. We plan to refinance the bank facility through capital market debt issuances in due course. The financing of the transaction has been structured with the intention of maintaining an investment grade credit rating for the combined entity.

We are committed to delevering rapidly post-close by deploying free cash flow to repay debt. We are targeting a net debt to EBITDA range of between 2 and 3 times, 12 to 18 months post closing.

On slide 20, you can see more detail on the synergies of this transaction. Shire anticipates that it will realize more than $500 million in annual cost synergies, expected to be achieved by the third year post close. We expect to deliver the operating cost savings by aligning the combined business to Shire’s lean operating model, leveraging the combined scale of the manufacturing network, prioritizing and optimizing the combined R&D portfolio, and streamlining the combined commercial footprint.

We expect to deliver these savings over a three-year period and remain highly confident in our ability to achieve this target, given the success we have had in enhancing the efficiency of our own operating model over the last three years, as well as the success we have had in integrating both the ViroPharma and NPS acquisitions.

Concerning the tax rate, as we have previously indicated, we expect the combined non-GAAP effective tax rate will be between 16% and 17%, which we expect to achieve by 2017.

Finally, we anticipate additional revenue synergies, which will be driven by two factors. First, by leveraging scale across an increased global footprint with a combined presence in over 100 markets, and second, by applying a best-of-both approach in combining our rare disease commercial capabilities across the joint portfolio.

And with that, I’ll hand the call back to Flemming.

Flemming Ornskov

Thanks, Jeff. Let’s move to slide number 21. This combination creates substantial diversification, while also increasing optionality for the combined company.

Our increased revenue diversification will be driven by two factors. First, we’ll be able to enter a large number of markets in mitigating risk. Second, we’ll focus on long-duration assets, which will enhance our cash flow. This will enable us to invest in our highest return programs.

With this transaction, we will also enjoy the benefit of expanding across a range of therapeutic areas and deploy an enhanced field force, which will provide opportunities to further optimize the portfolio and identify areas of growth. As is the current practice of our Board, the expanded Shire Board will continue to conduct necessary portfolio reviews. That said our first order of business and our focus in the near term is closing this transaction and beginning the integration process.

Please go to slide number 22. Those of you who are familiar with Shire know that M&A has always been core to our strategy, and we’ve been extremely active over the past few years. Slide 22 shows our proven track record of effective integration and of accelerating growth. While this is certainly a larger transaction with more demanding integration needs, Shire has significant experience in this area, including the integration of more than one company at the same time.

We have a clear plan for integration, which will be reviewed by the expanded Shire Board and we have the team to deliver it. Along with the transaction announcement, we are pleased that our Head of Corporate Development, Mark Enyedy, will be directly driving the integration of these two companies. Mark brings over 25 years of M&A and operational expertise to this effort.

As is customary in transactions of this size, our companies will continue to operate independently until close, not least because both companies are in the midst of significant product launches. We are, above all else, committed to continuing to meet the needs of our customers and of our patients.

We expect to capture approximately half of our projected synergies on a run rate basis by the end of the first 12 months post deal close, and the full amount by the end of year three post close, as Jeff just noted.

Let’s now go to slide number 23. Slide number 23 outlines why shareholders of both companies are expected to benefit from the enhanced growth prospects increased global scale, and diversification in the strong financial and organizational profile of this combined company. As approximately 34% of the combined company shareholders going forward, Baxalta shareholders gain an immediate premium of approximately 37.5% through the Company’s unaffected share price. In addition, they will benefit from a simultaneous acceleration and diversification of Baxalta’s current strategy and the opportunity to participate in the value created from our enhanced growth trajectory.

Please go now to slide 24. I would like to close by highlighting the positive impact this transaction will have for the wider community. On slide 24, you can see that this transaction represents a momentous opportunity for patients and physicians of Shire and Baxalta alike, as we renew our commitment and expand our ability to meet unmet needs. Our complementary entrepreneurial, patient-focused cultures and proven leadership in accelerating commercializing rare disease treatment will enhance our ability to meet a broader range of patient needs around the globe.

While we move towards the close of this transaction, we are maintaining our focus on running our separate businesses and meeting the needs of our patients. And for the employees of Shire and of Baxalta, I’m impressed and inspired by the talent across both of our organizations. As the global leader in rare diseases, we will have even more opportunities for professional growth and we can continue to move forward together.

In conclusion, slide 25, I want to reiterate our shared excitement for this highly strategic transaction, which creates the global category leader in rare diseases. Our number one position will be underscored by our leadership across multiple growing multi-billion dollar franchises, each with a robust, innovative portfolio of best-in-class products and expanded geographical reach.

This is exciting for all of our stakeholders, creating shareholder value in the near, medium and long-term and providing us enhanced portfolio diversification and optionality to continually optimize our business. We are confident that the combined company will further benefit from proven leadership, diverse talents, and a patient-focused, entrepreneurial culture dedicated to addressing unmet needs.

This concludes our presentation. Before we take any questions, I would like to turn the call over to Baxalta’s CEO, Ludwig Hantson, to introduce himself. I want to personally congratulate Ludwig and his team for building such a successful company and to thank them for their cooperation. We look forward to building on this foundation as a combined company. Ludwig?

Ludwig Hantson

Thank you, Flemming. I’m very proud of the Baxalta team. Good morning, everyone. After careful deliberation and diligence, our Board of Directors approved the merger agreement with Shire. We expect this compelling combination will deliver substantial value to our shareholders and patients and offer new opportunities for our employees around the world.

Today’s announcement is validation of Baxalta’s successful strategy and our purpose driven, patient focused culture. Baxalta’s legacy of leadership in hematology and immunology and growing position in oncology is really making a meaningful impact in the lives of patients every day.

We have found that our companies share a common vision of improving the quality of life for patients with some of the most challenging conditions. Baxalta’s strong portfolio and pipeline, along with our high quality global manufacturing network, will greatly enhance the value of the combined entity.

I would like to take this opportunity to thank all the Baxalta employees for their passion, for delivering life-saving and innovative therapies, and their inspiring dedication both to the Company and to the patients we serve. Our Company has created a tremendous amount of value in a short period of time, not only for shareholders but also for our partners and patients. This can be directly attributed to our talented and experienced employees.

As we enter the next phase of our journey, I’m confident that the values and commitments the team has shown will continue to flourish and create enhanced value for all our shareholders and stakeholders. We look forward to combining our shared focus and contributing to the future success as the global leader in rare diseases.

As mentioned earlier, I would also like to reiterate that until the close of the transaction, we will continue to operate as two separate companies and continue to focus on our respective businesses. This includes the successful execution of several exciting launches that are now underway and ensuring uninterrupted supply and support to the patients who are counting on us.

With that, I will turn the call back over to Flemming to continue with the Q&A.

Flemming Ornskov

Thank you, Ludwig. At this time, we are pleased to take questions. I remind you that in addition to Ludwig, we are also joined by Brian Goff, who heads Baxalta’s hematology franchise, welcome, Brian; and to Mark Enyedy, Shire’s Head of Corporate Development, welcome, Mark, who, as I mentioned earlier, will be leading our integration efforts for this transaction.

We kindly ask that you limit your questions to two per person. So thanks very much and we are now opening the lines for questions.

Question and answer session

Operator: Jason Gerberry from Leerink Partners

Jason Gerberry - Leerink Partners

Good morning and congrats on the deal. First question for me, can you guys talk about what’s changed with respect to the tax issue and from the initial offer to now. Was it simply a function of going to Baxalta a day after they spun out and not having the tax advisor work done? Just curious if you can walk us through what’s changed from then until now.

And then my second question, if you can talk about how this transaction more broadly affects your plan to shift the portfolio over to rare diseases, and if you can comment on just in terms of what proportion of your EBIT comes from some of your legacy spec pharma assets, on a pro forma basis? Thanks.

Flemming Ornskov

Thanks very much, Jason. So there’s two parts to your question. One was about tax, the other one was a portfolio shift. So maybe I’ll take a few introductory comments on tax and then I’ll ask Mark to comment, as well.

So yes, it’s true that the initial offer to Baxalta shareholders was an all-equity offer with a significant buyback linked to the offer. As we got into the deal and as the deal progressed, of course, you also get access to more diligence. We all along used significant external counsel and expertise to assess the tax situation.

And we find now that the offer on the table is more attractive than the initial offer. It has a significant cash portion. And we’re confident that having done the relevant diligence that we still can preserve the tax-free spin of Baxalta from Baxter.

But Mark, do you care to make a few comments about this?

Mark Enyedy

Just to add, Flemming, that we were able to conduct extensive tax diligence with both Baxalta, as well as Baxter, with regard to the spin. And on the basis of that analysis, our tax counsel were in a positioned to deliver to Shire an unqualified, low-level opinion that the combination would not interfere with the tax-free status of the Baxalta spin. And so taken together, the extensive diligence we conducted, as well as the opinion of counsel that we received make us highly confident with regard to our tax position here.

Flemming Ornskov

Thanks very much, Mark. Jason, your second question was basically about the portfolio shift. Yes, you will see this will create a company with its majority of sales in rare diseases. And as we move towards 2020 with additional product lunches, that percent will go up significantly to a company that still will deliver double-digit growth and has a very attractive profile also in terms of margins, growth and profitability.

And it is quite clear that the focus of this Company will increasingly be on the rare disease aspects. We will not neglect some of our heritage products.

As you know very well, the ADHD franchise is doing extremely well. So is our GI franchise. But a larger company, of course, always leads to optionality in terms of the franchise is that’s something we will look at at a later stage. But Jeff, do you care to make a comment?

Jeff Poulton

Yes, Jason. Specifically on the question about the EBIT contribution, from a revenue standpoint, we’re about 40% rare disease today, 60% on the legacy specialty pharma side. In terms of investment in those businesses, the commercial model on the rare disease side is more efficient, given the small sales forces, but we’re also investing more on the R&d side in the rare disease business. So I would say from an EBIT perspective, it’s probably generally aligned with the split on the top line, as well, 40/60.

Flemming Ornskov

Thank you, Jason. Also thanks for setting such a nice template for two questions. So we’re pleased with that. So maybe we pass on to the next two question situation.

Operator: Graham Parry from Bank of America Merrill Lynch

Graham Parry - BofA Merrill Lynch

Thanks for taking my questions. So the first one is on the tax again, I’m afraid. So could you give us the key basis of the opinion that there’s no tax liability on the deal. Is it the safe harbor provisions around no negotiations, or is it commercial intent basis, and the time frame for receiving a final and firm view on the tax status from the IRS as opposed to from legal counsel?

And then secondly, given the 3 times net debt to EBITDA gearing that you’ll have post the deal, can you clarify what options you have for further M&A, or would you consider divisional or product divestments to be able to fund further deals in the rare disease space? Thank you.

Flemming Ornskov

Thanks, Graham. I noted two questions. One, further on tax, the other one on the ability to do future M&A.

I think as Mark mentioned on tax, we’ve done significant diligence, both with Baxter and Baxalta. And Mark, do you care to comment anything on IRS or any further comments?

Mark Enyedy

The IRS analysis here would begin with a review of the 2015 tax return for Baxalta. And as you know, those are subject to longer term review, anywhere from three to potentially up to six years post transaction, like the spin-off.

Just in terms of the analysis that you’re talking about, and the principal risks here relate to device, continuity of interest, and 355E. And that’s really a fact-based analysis assessing the intent of Baxter at the time of the spin and what you’re looking at there is both a strong business purpose, as well as the absence of an intent to allow Baxter shareholders essentially to sell for cash. And we were provided access to extensive documentation, as well as interviews with the principles, and on the basis of that analysis, came away very comfortable with the tax position. And importantly, our counsel was in a position to deliver to us an unqualified low-level opinion.

Flemming Ornskov

And naturally, as you can expect, Graham, this was a key part of the diligence and also a significant part of the time it took to get comfortable with this particular transaction. As to the overall strategy of the combined company, the combined company will still be looking at business development opportunities. But as for Shire’s short-term perspective here, we’re in the process of closing Dyax, that’s still pending, a shareholder vote that we’re very confident about.

So we have to close Dyax and integrate Dyax. And then hopefully in the not-too-distant future, in the second quarter, we will then be looking at closing this particular transaction.

So I think in the short term, that our main focus is closing these deals and the integration. I don’t think we made any decision about any specific divestitures at these time, or the need for such. We will always look at our portfolio. We’ve done that before, even over the last few years, we’ve done portfolio pruning and optimization.

But Jeff, do you want to care and say anything further?

Jeff Poulton

Yes, just to — I want to reiterate again what we’ve said about where we think we’ll be from a leverage standpoint. At closing, we would be at less than 5 times. But we think within 12 to 18 months, so let’s say by the end of 2017, given a mid-2016 transaction close, we’d be between 2 and 3 times net debt.

Flemming Ornskov

So I think that exhausts the two questions here. So should we take another person? You are not obliged to ask two questions. You have the optionality of asking two questions.

Operator: Ken Cacciatore from Cowen and Company.

Ken Cacciatore - Cowen

Thanks and good morning, everyone. Just had a question, first, Jeff, on the accretion. I just wanted to confirm you said mid to high single digits by 2019. So want to understand, is there any share buyback assumptions in that viewpoint? And also, or you just using debt pay down assumptions with your cash flow as you think about those accretion figures?

And then second question, Flemming, you had roughly six months to really recircle back and think about your original decision. You mentioned that over those six months that you got even more confidence. Can you just talk about any new diligence that you were able to conduct, conversations with thought leaders about the competitive implications that could be coming, any discussions that give you more confidence, anyone that disagreed with you during that process, and why you disagreed with their disagreement in terms of the competitive landscape, so any further thoughts on the diligence, the competitive diligence, as you thought about this transaction over the last six months? Thank you.

Flemming Ornskov

Thanks a lot, Ken. I noted two questions. One was the financial. Do you want to take that, Jeff? The other one was more about the hematology, or hemophilia market dynamics.

Jeff Poulton

Sure. I’ll restate what I said about what we expect on accretion, then I’ll directly answer your question, Ken. So we do expect the transaction to be accretive from 2017 onwards, 2017 being the first full calendar year of ownership of the business. And we do envision the accretion reaching the mid to high single-digit range by 2019.

That does not include any buyback, Ken, across that time period. We’ll just be focused on paying down the debt that we put in place to fund the transaction.

Flemming Ornskov

And Ken, in terms of the other question, naturally, you can imagine, given the importance not only of the hemophilia, but also the immunoglobulin business, that we did significant diligence. Our diligence included both primary and secondary market research. We had research projects interviews, analysis involving physicians, payers, patients, other stakeholders.

We naturally had huge engagement also with Baxalta. This all went very well, as remember there was both our diligence on them and their reverse diligence on us. We had access to the information, we thought, in a very collegial manner.

I personally was significantly involved in part of the diligence, including visiting key manufacturing sites. And all along, the assumptions we’ve made in our diligence was either confirmed or exceeded our expectation. This is a well-run, highly professional organization with lots of expertise.

The hemophilia market is a dynamic one. And naturally, there’s a lot of focus on potential new entrants. But maybe, Brian, do you want to say a few things about how you look at the hemophilia markets, would that be okay?

Brian Goff - Baxalta Incorporated - Head of Hematology

Yes, sure. Thanks, Flemming. I’m always happy to talk about hemophilia and hematology. So thanks a lot. This is clearly a unique, rare disease community that we at Baxalta know extremely well. And I’ll take the opportunity to say that I’m very proud of our worldwide team and what we’ve accomplished and really continue to deliver on behalf of patients who count on us.

We have, as you’ve heard from Flemming, both a leading position and a leading pipeline, especially in hemophilia, that we’re now expanding as well into other rare blood disorders, like Von Williebrand disease, with the recent FDA approval of ONVENDI. In our core business, hemophilia A, we’ve demonstrated over the past 18 months, not only is this a loyal and conservative patient population with an extremely low switch rate, but also ADVATE is a belonged and resilient brand, and our team really has done a great job defending our leading position on a global basis.

In fact, as we said in our third quarter earnings call, we reported only 2% to 3% patient share loss in the US, despite significant competitive efforts since the launch of the first extended half-life product. So now we’re very pleased with the recent FDA approval of ADYNOVATE, our extended half-life recombinant Factor VIII, which is most importantly based on ADVATE. What we expect is to stabilize our US share and return to growth in the US in 2016 with ADYNOVATE’s launch, and longer term to grow and lead the extended half-life category.

So we continue to be proud of our leading position and are excited about the growth potential ahead, particularly in our journey towards a bleed-free world. So with that, I’ll turn it back to you, Flemming.

Flemming Ornskov

Thanks very much. So I think that answered the two questions that Ken had, and maybe we move on to if there’s further questions.

Operator: Jo Walton from Credit Suisse.

Jo Walton - Credit Suisse

Two questions, please. If we look at the cost savings, the $500 million, I wonder if you could give us a little bit more help. Would it be reasonable to look at the consensus earnings estimates for Shire and Baxalta and then add $500 million to that at the operating profit level in 2020, or do you think that some of the cost savings may already have been expected, particularly for Baxalta, as analysts have assumed that they would make up for some of the dis-synergies of being an independent company? So really, some more details about some of those cost savings, please.

And then you also talk about your return on invested capital matching your cost of capital in 2020. I wonder if you could tell us what your cost of capital is, please, and any financing rate for the money that you are borrowing.

Flemming Ornskov

Jo, thank you very much for your two questions, one on the cost savings and the composition of that, plus-minus what’s already being planned for either company. And the second one was thresholds or return on invested capital. Jeff, do you care, maybe answer those two questions.

Jeff Poulton

I think I can take these. So Jo, the expectation on synergies, I think the best way for you to think about is to look at the standalone consensus forecast for both companies. Our expectation is that we would save $500 million in operating cost synergies compared to those standalone forecasts. And not 2020, but we expect to get to that level by the third full year post-close.

In terms of cost of capital, I’ll give you sort of — I’m not going to give you a specific number. It’s high single-digit range. You know that this is a number that moves around over time. I think that if you look at the research available in terms of the analyst community, in terms of what they project Shire’s cost of capital, I think we’re in that range. There should be no surprise there.

In terms of the cost of financing, the assumptions that I would guide you toward would be a blended interest cost to be around 3% for 2016, around 4% for 2017, and around 5% for 2018 and onwards, which is based on current market expectations.

Jo Walton - Credit Suisse

Thank you.

Flemming Ornskov

And I think it’s, of course, just to be underscored, that the two companies have to be run independently until this deal hopefully closes. And both companies have to continue the various initiatives that have put in place. And as you know, Ludwig and his team has put in place a number of initiatives, and they will continue. I don’t know, Ludwig, do you want to comment on anything or add any comment?

Ludwig Hantson - Baxalta Incorporated - CEO

Absolutely. You know that we have a very strong momentum going in Baxalta across the boards. We’ve put a very strong team in place. We have a very strong strategy. And we’re delivering on what we said, basically, we’re over delivering what we said we were going to do on the financial perspective, R&D perspective, manufacturing and so on.

For us, 2016 is a big year. As you know, we are on a journey of 20 new products by 2020. The impact for 2016, the guidance that we gave to the Street for these new products is at $750 million. And we talked today about the new approvals for ADYNOVATE, for VONVENDI and so on.

So we clearly have a lot of focus on driving the top line, but in addition to that, we have some opportunities that we identified in our operations team and we will continue those. As Flemming was saying, the two companies will be run independently until closure. But we are moving into this from a position of strength. So thanks, Flemming.

Flemming Ornskov

Okay. Thanks very much, Jo, for your two questions. Should we have additional questions online?

Operator: David Steinberg from Jefferies

David Steinberg, Jefferies.

Flemming Ornskov

I think that was a comment there. David, that didn’t sound like you, I imagine. But I’m sure you’re ready for your questions.

David Steinberg - Jefferies

Too early in the morning, but yes, my voice hasn’t changed. On integration, you note, Flemming, that over the last three years, Shire’s made eight acquisitions, most of them have been consummated, three are in the middle of being consummated. Effectively, they’ve been fairly seamless.

My question is, with Baxalta you’re likely dealing with an employee base multiples above all eight of these companies combined, and I was just curious, what sort of challenges do you see? In fact, this sounds like Baxalta may actually have more employees than Shire. So what challenges do you see in the integration?

And secondly, regarding your cost synergies, can you give us a little more granularity between cost of goods, R&D and SG&A? And you’ve indicated there’s been upside to some of your synergy targets in the past. And of those three buckets, where do you think, if there is upside, where it might come from? Thanks.

Flemming Ornskov

Thanks very much, David. I’m pleased you didn’t change your voice. So in terms of the integration efforts, I’d also ask Mark to put some comments together.

Naturally, this in terms of a scale is significantly higher. This is a Company of significant greater number of employees than Shire has. But I think the principles of the integration is the same.

We have a process. We have a person and a team that leads the integration. They work in a collaborative manner, in this case with Baxalta. There’s complementarities and there’s overlap, of course, in the SG&A and other areas. In the headquarter function, there’s some overlap but there’s also a lot of complementarity. The sales forces are going to distinct audiences. There’s different franchises.

So I think the focus on the integration will be on making sure that the franchises continue to thrive, that we serve our patients. The pipelines, naturally, will be some integration into reprioritization. That’s almost a good problem to have, given the magnitude of opportunities we see there. But I think that these are two professional management teams. I’m absolutely sure together we can merge the two companies in a seamless manner.

Naturally, on the manufacturing, on technical operations side, just given the sheer magnitude of the number of size that Baxalta has and also the fact that they are already in the process of a network reassessment and specification. But they have an excellent team. We’ll be working with them, our team is great. So I’m sure the two teams will merge seamlessly and we’ll figure out what the best manufacturing structure is.

But Mark, do you want to care, given that it’s going to be on your shoulders?

Mark Enyedy

Thanks, Flemming. So as Flemming adds, we do have a significant experience here with integration, and some of that predates my Shire experience, which includes the integration of Genzyme within Sanofi, which involved11,000 people going into about a 100,000-person organization. But we do have a process here. It starts with outlining the key elements for the integration, which includes identifying key success factors, establishing the integration leadership governance and team structures, setting the guiding principles for the integration, and then outlining the approach.

As we go through that process, we start by setting direction, which is really a coordinated, value focused process. We’re looking to capture value here, which involves realizing expected synergies and value creation, while importantly, as both Ludwig and Flemming have emphasized, delivering on the day-to-day business, and then finally, building the new organization, which includes building the culture and retaining our key talent. And so we looked at effective process with a strong central integration team that would be comprised of folks from both organizations, as well as hands-on involvement of the senior leadership, to allow us to realize on synergies, while preserving the key capabilities and value drivers for the combination.

So this is a lengthy process. We’ve initiated the first stages of planning, which we have shared with Baxalta, and are very much looking forward to working together to realize the tremendous promise of the combined business.

Flemming Ornskov

I think it’s also important, just to reiterate what Mark said, this a combination of two very strong, fast growing companies. This is about growth. This is about leadership. This is not primarily driven by tax or cost consideration.

Naturally, there are and we have shown in the history that we are very good at extracting the relevant synergies. And I think that takes us to the next part of the question, which was triangularity on the cost synergies. Jeff, what do you think about that?

Jeff Poulton

Yes. So David, I’ve got that for you. Thanks. So the $500 million-plus in operating cost synergies, a bit more detail on the breakdown. We expect about half of that to come from SG&A, with the majority coming from G&A. On the commercial side, given the complementary nature of the portfolios, we don’t envision any reductions to the sales force.

So again, the majority of that SG&A savings we expect to come from the corporate G&A front. About one-third of that $500 million-plus target is going to come from R&D, and then the remaining would be from cost of goods sold, the manufacturing side, primarily in the early years, given some of the benefits that the combination will create on the plasma side, given Shire’s presence with CINRYZE, and obviously, Baxalta’s significant presence on the plasma manufacturing side. So I think that gives you the detail you were looking for, David.

Flemming Ornskov

Now we only have two questions left. But that means, of course, significant optionality for the next one who poses a question, because they can take one and pass it on to someone else for the second, or they can take both. We will be watching. So please, open the line.

Operator: Keyur Parekh from Goldman Sachs.

Keyur Parekh, Goldman Sachs.

Flemming Ornskov

Keyur, you now have a little bit of an ethical dilemma, don’t you, whether you take one or two, I think.

Keyur Parekh - Goldman Sachs

Good morning, and thank you for taking my questions, Flemming. Congratulations on the deal. Just a quick one on the mechanics of the deal from the Baxter perspective. Do you know if they will be required to sell their stake ahead of the deal closure, or do they continue holding the stake until the deal closes? And I will stop there.

Flemming Ornskov

That’s very nice, Keyur. Great discipline. Thanks a lot. So we have room for one more. But Mark, do you care to say something about Baxter and their intent with their stake?

Mark Enyedy

We’re actually not going to comment on Baxter’s plans with regard to their retained ownership. We would refer you to the Baxter team.

I guess the one point to emphasize, however, is to the extent that Baxter does have a retained a stake at the time of the vote, they are committed to voting that stake in proportion to the outstanding public share votes. So they’re effectively neutralized in terms of that. But we would refer you to the statement in the press release where they’ve expressed their support for the transaction.

Flemming Ornskov

So with Keyur’s generosity and largesse, we have one additional question that someone can answer, if we have one online.

Operator: James Gordon from JPMorgan.

James Gordon - JPMorgan

Good morning. Thanks for taking the final question. Just one question, which would be, if you didn’t receive a positive shareholder vote from either side, or the tax-free nature being changed, would there actually be any break fee payable? And if so, how big would that be?

Flemming Ornskov

So naturally, we would not enter into this transaction if we did not feel confident that we would get a positive shareholder vote, which is also mirrored by the interactions we’ve had with our larger shareholders. The advantage now is also our hands are no longer tied. We can actually explain the deal and give more detail. That makes it somewhat easier to explain not only the strategic rationale, but also the financial implications.

There are break fees involved. Mark, do you want to care to give some specifics on that?

Mark Enyedy

Yes. So there’s a number of deal protection features to the transactions, one of which does include reciprocal break fees. And the payment of break fees by either side is to some degree contingent on if there were other offers, changes in the recommendations of the Boards of Directors, and ultimately, the shareholder votes.

In our case, in the event that our shareholders do not approve the transaction, we would pay a break fee to Baxalta. And then in terms of the tax considerations, there is some limit there in terms of not delivering tax opinions and liability for damages, in that event.

James Gordon - JPMorgan

Thank you, and then on the break fees?

Mark Enyedy

Say again.

James Gordon - JPMorgan

I’m sorry, how big are the break fees?

Mark Enyedy

Go ahead, Flemming.

Flemming Ornskov

Why don’t you do it, Mark?

Mark Enyedy

Sure. Just keep in mind that we’re operating under the UKLA here. So the break fees are capped at 1% of Shire’s market capitalization.

James Gordon — JPMorgan

Thank you.

Flemming Ornskov

Okay. So what that, we’re coming towards the end. First of all, I want to thank Brian and Ludwig for participating also, thanks to Mark for participating today. I think for both our shareholders, stakeholders and employees and investors, a big day.

Shire’s proposed to combine with Baxalta, creating the global leader in rare diseases. That’s a leading global biotechnology company that has seen the day today.

It will deliver double-digit top line growth, with over $20 billion in annual revenues by 2020. It will be the clear number one in rare diseases, with up to 65%, over time, being in rare diseases. It will have multiple durable multi-billion franchises. It will have a robust portfolio. It will have a lot of product launches potentially coming up, 30 recent or planned product launches generating up to $5 billion.

It will also, in its combination, be able to generate and yield significant annual operating cost synergies of over $500 million. It will be accretive, on a non-GAAP basis, to the diluted EPS in 2017, which will be the first full calendar year of ownership, and then beyond, and will have a very attractive return of invested capital that exceeds Shire’s cost of capital in 2020.

I think it will have a combination of two great strong companies, serving a lot of unmet needs in some high gross, durable areas. And it will be a great opportunity for our employees also for their careers, and we look forward to moving this forward towards the close.

So with that, I want to thank you for your attention and thank you very much for calling in on short notice.

Operator

Thank you. This now concludes our presentation. Thank you all for attending. You may now disconnect your lines.